SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NICHOLAS FINANCIAL, INC.*

(Name of Subject Company (Issuer))

NICHOLAS FINANCIAL, INC. *

NICHOLAS FINANCIAL, INC. *

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common shares, no par value per share

(Title of Class of Securities)

65373J209

(CUSIP Number of Class of Securities)

Ralph T. Finkenbrink

Chairman, President and Chief Executive Officer

Nicholas Financial, Inc.

2454 McMullen Booth Road, Building C

Clearwater, FL 33759

(727) 726-0763

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Todd B. Pfister, Esq.

Foley & Lardner LLP

321 N Clark St., Suite 2800

Chicago, IL 60654

(312) 832-4500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

*	The Issuer, Nicholas Financial, Inc., is a British Columbia, Canada corporation. The Offeror, Nicholas Financial, Inc., is a Florida corporation and an indirect wholly-owned subsidiary of the Issuer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.

☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On February 4, 2015, Nicholas Financial, Inc. (NASDAQ: NICK) (the “Company”) issued a press release announcing its financial results for the fiscal quarter ended December 31, 2014, and a further amendment to its existing credit facility. As part of the press release, the Company stated that it expects its wholly-owned principal operating subsidiary to commence, on or about February 12, 2015, a modified “Dutch auction” tender offer to repurchase up to $70.0 million (but not less than $50.0 million) in aggregate value of the Company’s Common shares. A copy of the press release is attached hereto as Exhibit 99.1.

The press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of the Company’s Common shares. The anticipated tender offer described in the attached press release has not yet commenced. If the offer is commenced, the offer will be made solely by an Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Shareholders and investors are urged to read the Company’s (and its principal operating subsidiary’s) commencement tender offer statement on Schedule TO anticipated to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the offer, which will include as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. If the offer is commenced, each of these documents will be filed with the SEC, and, when available, investors may obtain them for free from the SEC at its website (www.sec.gov) or from the information agent in connection with the offer.

Item 12. Exhibits

Exhibit Number	Description

99.1	Press Release, dated February 4, 2015.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release, dated February 4, 2015.

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